UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION


INVESTMENT COMPANY ACT OF 1940
Release No. 30301 / December 11, 2012

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In the Matter of : 
 :
COLUMBIA ETF TRUST :
COLUMBIA ETF TRUST I :
COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC :
COLUMBIA FUNDS SERIES TRUST :
COLUMBIA FUNDS SERIES TRUST I :
COLUMBIA FUNDS SERIES TRUST II :
COLUMBIA FUNDS VARIABLE INSURANCE TRUST :
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I :
COLUMBIA FUNDS VARIABLE SERIES TRUST II :
COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC :
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC. :
TRI-CONTINENTAL CORPORATION :
225 Franklin Street :
Boston, MA 02110 :
 :
COLUMBIA ACORN TRUST :
WANGER ADVISORS TRUST :
COLUMBIA WANGER ASSET MANAGEMENT, LLC :
227 West Monroe, Suite 3000 :
Chicago, IL 60606 :
 :
AMERIPRISE CERTIFICATE COMPANY :
50606 Ameriprise Financial Center :
Minneapolis, MN 55474 :
 :
BANK OF AMERICA, N.A. :
MERRILL LYNCH, PIERCE, FENNER AND SMITH :
INCORPORATED :
Bank of America Tower :
One Bryant Park :
New York, NY 10036 :
 :
BANK OF AMERICA CORPORATION :
Bank of America Corporate Center :
100 North Tryon Street :

Charlotte, NC 28255              :

                             :

(812-14037)               :

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ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Columbia ETF Trust; Columbia ETF Trust I; Columbia Funds Master Investment Trust, LLC; Columbia Funds Series Trust; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Insurance Trust; Columbia Funds Variable Insurance Trust I; Columbia Funds Variable Series Trust II; Columbia Management Investment Advisers, LLC; Columbia Seligman Premium Technology Growth Fund, Inc.; Tri-Continental Corporation; Columbia Acorn Trust; Wanger Advisors Trust; Columbia Wanger Asset Management, LLC; Ameriprise Certificate Company; Bank of America, N.A.; Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America Corporation filed an application on June 1, 2012, and amended on October 3, 2012, and December 6, 2012, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") for an exemption from section 17(a) of the Act.  The order permits registered investment companies for which certain direct or indirect wholly owned subsidiaries of Ameriprise Financial, Inc. act as an investment adviser to engage in certain primary and secondary market principal transactions in fixed income instruments with Merrill Lynch, Pierce, Fenner and Smith Incorporated ("MLPF&S") and Bank of America, N.A. ("BANA"), including an internal division of BANA as well as affiliates of MLPF&S and BANA.

On November 13, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30260).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the relief requested by Columbia ETF Trust, et al. (File No. 812-14037) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary